May 6, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

Mail Stop 3561

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Linda Cvrkel, Branch Chief

Re:	SEC Comment Letter, dated April 22, 2010
Easton-Bell Sports, Inc.
Form 10-K for the year ended January 2, 2010
Filed March 16, 2010
File No. 333-123927

Ladies and Gentlemen:

On behalf of Easton-Bell Sports, Inc. (the “Company”), this letter is being submitted to the Staff of the Securities and Exchange Commission (the “Commission”) in response to the comments in the Staff’s letter dated April 22 (the “April 22 Letter”) regarding the Company’s 10-K for the year ended January 2, 2010 filed on March 16, 2010 (the “2009 10-K”).

For reference purposes, the comments as reflected in the April 22 Letter are reproduced in bold in this letter, and the corresponding responses of the Company are shown below each comment.

Accordingly, we supplementally advise you as follows:

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Critical Accounting Polices

1.	We note your section on critical accounting policies. It appears that the items included are a mere repetition of the information included in your Summary of Significant Accounting Policies in the notes to the Company’s financial statements. Pursuant to FR-60, this section is intended to focus on the sensitivity aspects of your critical accounting policies, that is, the likelihood that materially different amounts would be reported under different conditions or assumptions. In making disclosures under FR-60, registrants need not repeat information that is already included in the financial statements or other sections of the filing. For example, we note that adjustments to inventory, long-lived and intangible assets, accounts receivable and allowances, and income taxes, are susceptible to economic conditions, levels of consumer demand, and customer inventory levels, among other factors. In this regard and considering the adverse economic environment that existed during the Company’s most recent fiscal year, we believe you should expand your critical accounting policy to discuss in greater detail the significant estimates and assumptions used by management that are associated with your critical accounting policies. Please confirm that you will revise future filings accordingly.

U.S. Securities and Exchange Commission

May 6, 2010

Company Response:

In future filings, we will provide expanded disclosure in relation to the above mentioned items. For example, within our discussion of policies related to Accounts Receivable and Allowances, we will include explanations such as the following italicized verbiage:

We review the financial condition and creditworthiness of potential customers prior to contracting for sales and record accounts receivable at their face value upon completion of the sale to our customers. We record an allowance for doubtful accounts based upon management’s estimate of the amount of uncollectible receivables. This estimate is based upon prior experience including historic losses as well as current economic conditions. The estimates can be affected by changes in the retail industry, customer credit issues and customer bankruptcies. Since we cannot predict future changes in the retail industry and financial stability of our customers, actual future losses from uncollectible accounts may differ from our estimates. If the financial condition of our customers were to deteriorate, resulting in their inability to make payments, a larger allowance might be required. In the event we determine that a smaller or larger allowance is appropriate, we would record a credit or a charge to selling, general and administrative expense in the period in which such a determination is made. Uncollectible receivables are written-off once management has determined that further collection efforts will not be successful. We generally do not require collateral from our customers.

Long-Lived and Intangible Assets, page 48

2.	We note your discussion in “Net Sales” as well as in the Risk Factors section of the Form 10-K, that the current economic environment continues to affect your business in a number of direct and indirect ways including: lower net sales from slowing consumer demand for your products; tighter inventory management by retailers; reduced profit margins due to pricing pressures and an unfavorable sales mix due to a higher concentration of sales of mid to lower price point products; changes in currency exchange rates; lack of credit availability, particularly for specialty retailers; and business disruptions due to difficulties experienced by suppliers and customers. As indicated in your Critical Accounting Policy discussion regarding long-lived and intangible assets, estimates of cash flows are based on certain assumptions about expected future operating performance.

Given the decrease in sales that occurred during the most recent fiscal year presented in your financial statements and the resultant net loss recognized during this period, the sustained unfavorable economic environment that existed during your most recent fiscal year, and the significance of your goodwill and intangible asset balances in relation to the Company’s total assets as of the latest balance sheet date presented, supplementally advise us and expand your disclosure in future filings to indicate whether any of your reporting units were at risk of failing step one

U.S. Securities and Exchange Commission

May 6, 2010

of the goodwill impairment test (i.e. fair value was not substantially in excess of carrying value). If so, please revise MD&A in future filings to include the following additional disclosures:

•	Percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	Amount of goodwill allocated to the reporting unit;

•	Description of the methods and key assumptions used and how the key assumptions were determined;

•	Discussion of the degree of uncertainty associated with the key assumptions; and

•	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

If you do not believe that any were at risk of failing step one please specifically state so as part of your response and in your future MD&A disclosures.

Company Response:

For the year ended January 2, 2010, no reporting units were at risk of failing step one of the goodwill impairment test. In future filings we will specifically state such fact. For example, in future filings we will include additional disclosure such as the following:

Our Company’s goodwill impairment analysis performed as of January 2, 2010 indicated that none of the reporting units was at risk of failing the goodwill impairment test.

In addition, if we become at risk of failing step one of the goodwill impairment test in the future, we will include the above suggested additional disclosures in MD&A.

Note 7. Product Liability, Litigation, and Other Contingencies, page 70

3.

We note that you are subject to various product liability claims and/or suits brought against you for claims involving damages for personal injuries or deaths. Your disclosure in Note 1 indicates that the ultimate outcome of these claims, or potential future claims, cannot currently be determined and that you estimate the uninsured portion of probable future costs and expenses related to claims, as well as incurred but not reported claims and record an accrual in this amount on your consolidated balance sheets. These accruals are based on managements’ best estimate of probable losses and defense costs anticipated to result from such claims, from within a range of potential outcomes, based on available information, including an analysis provided by an independent actuarial services firm and previous claims. You also state that due to the uncertainty involved with estimates, actual results could vary substantially from these estimates. We also note from the discussion provided in MD&A that the Company has recognized material amounts of expenses in connection with product liability litigation and settlements during the various periods presented in the Company’s financial statements. Please note that if an exposure to loss exists in excess of the amount accrued pursuant to the provisions of

U.S. Securities and Exchange Commission

May 6, 2010

ASC 450-20-30-1, disclosure of the contingency shall be made when there is at least a reasonable possibility that a loss or an additional loss may have been incurred. The disclosure shall indicate the nature of the contingency and shall give an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Please confirm your understanding of this matter and that you will revise your disclosures in future filings to comply with the disclosure requirements of ASC 450-20-50-4, as applicable.

Company Response:

We believe that the amounts accrued for product liability, litigation and other contingencies are reflective of the exposures to such risks. We do not believe that we have exposure to losses that are materially in excess of the amounts accrued. We confirm our understanding of the aforementioned ASC sections and will include all applicable disclosures in future filings as necessary. In addition, we will add the following disclosure in the “Product Liability, Litigation and Other Contingencies” footnote in our future filings:

In the opinion of management, amounts accrued for exposures relating to product liability claims and other legal proceedings are adequate and, accordingly, the ultimate resolution of these matters is not expected to have a material adverse effect on our Company’s consolidated financial statements. As of January 2, 2010, our Company had no known probable but inestimable exposures relating to product liability or other legal proceedings that are expected to have a material adverse effect on our Company. There can be no assurance, however, that unanticipated events will not require our Company to increase the amount it has accrued for any matter or accrue for a matter that has not been previously accrued because it was not considered probable.

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Please be advised that, in connection with the Staff’s comments in the April 22 Letter and the Company’s responses thereto, the Company hereby acknowledges the Staff’s position that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing; (ii) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. If you should have any questions about this letter or require any further information, please call the undersigned at (818) 902-5803.

Very truly yours,

/s/ Mark Tripp

Mark Tripp

Chief Financial Officer

cc:        Ropes & Gray LLP

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